The OLLO Group Inc.



ANNUAL REPORT

1321 Engracia Avenue

Torrance, CA 90501

0

This Annual Report is dated April 23, 2021.

BUSINESS

The OLLO Group, Inc. is an athletic footwear brand, specializing in the design and manufacturing of footwear for parkour, freerunning, and ninja warrior athletes. OLLO is widely recognized as the leading footwear option in the 'movement sports' community that includes the above and other emerging sports. OLLO is the 'first mover' brand in this space and has acquired superior brand recognition and customer loyalty through direct interaction with our global community. We have grown with and through movement sports, which are approaching a tipping point in consumer awareness and growth. Our current distribution model is D2C through warehouses in the US and Europe. We are presently working on a wholesale distribution plan for parkour, freerunning, and ninja warrior training gyms to make our footwear more visible and instantly available to our consumer base. Our product is produced by an expert third party footwear manufacturer. The OLLO Group LLC converted from a California LLC to a Delaware C-Corp on 07/02/2020.

Previous Offerings

Between 2020 and 2019, we sold 11025 [shares of common stock] in exchange for $5.00 per share under Regulation Crowdfunding.

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $74,024 compared to $157,709. for 2019. The reason for the lower revenue in 2020 versus 2019 was very low inventory, and production stoppage due to COVID-19. We launched production of our all-new product April 1, 2021 that we estimate will start shipping to customers late July 2021.

Cost of Sales

Cost of sales in 2020 was $58,431 compared to $137,385 in 2019. COGS went down in 2020 due to decreased inventory levels.

Gross Margins

Gross profit was $15,593 in 2020 down from $20,324 in 2019. The decline in gross profit was primarily because of the increased discounts and very limited inventory.

Expenses

Total expenses in 2020 were $116,412 compared to $27,869 in 2019. This increase was primarily due to development and testing costs, production tooling costs, and marketing initiatives for our all-new product.

Historical results and cash flows:

Up to this moment, The OLLO Group has been the only entity investing in the company's growth. Using the cash flow from the sales of our footwear and reinvesting it back into the company has maintained the company as we grew, but a lack of capital has limited our response to market growth, maintaining inventory levels, and introducing new product. We believe this means that we can only grow as much as the cash flow allows us. By increasing the amount of cash flow through investor funding, bringing new product to market, and expanding our marketing efforts, we believe the company will grow at a fast pace as the market has clearly expanded. Based on our planned new product launch and sales strategies, the historical results should not be representative of the more positive growth investors should expect in the future.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $35,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: PayPal Working Capital
Amount Owed: $2,971.21
Interest Rate: 17.5%
Maturity Date: August 13, 2021

Creditor: SBA - EIDL loan
Amount Owed: $11,000.00
Interest Rate: 3.75%
Maturity Date: April 20, 2050

Creditor: SBA - PPP Loan
Amount Owed: $14,412.00
Interest Rate: 1.0%
Maturity Date: May 02, 2022
It will likely be forgiven as we will meet the criteria for forgiveness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: William (Chip) Howes

William (Chip) Howes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and CEO
Dates of Service: February 18, 2012 - Present
Responsibilities: Guiding business operations, day to day. William does not receive a salary or equity compensation for his role.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: William (Chip) Howes
Amount and nature of Beneficial ownership: 900,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of 214,000 shares of common stock, par value $5.00 per share. As of December 31, 2020, 202,975- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

The OLLO Group Inc.

By   /s/ *William Howes*

      Name: William Howes

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

THE OLLO GROUP INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
The Ollo Group Inc.
Torrance, California

We have reviewed the accompanying financial statements of The Ollo Group Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 7, 2021
Los Angeles, California

The Ollo Group Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	2,244	$	3,738
CrowdFunding receivable		34,236		-
Inventories		6,405		49,764
Total current assets		**42,884**		**53,502**
Property and equipment, net		-		-
Total assets	$	**42,884**	$	**53,502**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accrued interest		525		-
Current portion of loans		7,033		8,689
Total current liabilities		**7,558**		**8,689**
Non-current portion of loans		13,352		-
Total liabilities		**20,910**		**8,689**
EQUITY				
Members Equity		-		56,036
Voting Common Stock		90		-
Non-Voting Common Stock		1		-
Equity issuance costs		(15,369)		-
Additional paid in capital		109,412		-
Retained earnings/(Accumulated Deficit)		(72,159)		(11,224)
Total equity		**21,974**		**44,813**
Total liabilities and equity	$	**42,884**	$	**53,502**

See accompanying notes to financial statements.

The Ollo Group Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	Predecessor - The Ollo Group LLC Jan 1 - June 10 2020		Successor - The Ollo Group Inc. June 11 - December 31 2020		Combined 2020		2019
(USD $ in Dollars)							
Net revenue	$	19,184	$	54,840	$	74,024	$ 157,709
Cost of goods sold		15,471		42,960		58,431	137,385
Gross profit		3,713		11,879		15,593	20,324
Operating expenses							
General and administrative		29,230		67,860		97,090	23,215
Research and development		1,660		7,242		8,902	447
Sales and marketing		2,008		8,413		10,420	4,207
Total operating expenses		32,898		83,514		116,412	27,869
Operating income/(loss)		(29,185)		(71,634)		(100,819)	(7,545)
Interest expense		2,872		525		3,397	-
Other Loss/(Income)		-		(0)		(0)	(0)
Income/(Loss) before provision for income taxes		(32,057)		(72,159)		(104,216)	(7,545)
Provision/(Benefit) for income taxes		-		-		-	-
Net income/(Net Loss)	$	(32,057)	$	(72,159)	$	(104,216)	$ (7,545)

See accompanying notes to financial statements.

The Ollo Group Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Members' Equity	Voting Common Stock		Non-Voting Common Stock		Equity Issuance	Additional Paid in Capital	Accumulated Deficit	Total Equity
		Shares	Amount	Shares	Amount				
Balance—December 31, 2018	$ 60,536	-	$ -	-	$ -	$ -		$ (17,048)	$ 43,488
Net income/(loss)	-	-	-	-	-	-		(7,545)	(7,545)
Inventory Adjustment Restatement	-	-	-	-	-	-		13,370	13,370
Distribution	(4,500)	-	-	-	-	-		-	(4,500)
Balance—December 31, 2019	$ 56,036	-	$ -	-	$ -	$ -	$ -	$ (11,224)	$ 44,813
Contribution into LLC	47,142	-	-	-	-	-		-	47,142
LLC Net Income/(loss)	-	-	-	-	-	-		(32,057)	(32,057)
Conversion from LLC to C corp	(103,179)	900,000	90	-	-	-	59,808	43,280	(0)
Capital raised on Crowdfunding	-	-		11,025	1	(15,369)	49,604	-	34,236
Net income/(loss)	-	-	-	-	-	-		(72,159)	(72,159)
Balance—December 31, 2019	$ -	900,000	$ 90	11,025	$ 1	$ (15,369)	$ 109,412	$ (72,159)	$ 21,974

See accompanying notes to financial statements.

The Ollo Group Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(104,216)	$	(7,545)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		744		744
Inventory restatement				13,370
Changes in operating assets and liabilities:				
Inventory		43,359		(13,370)
Accrued interest		525		
Net cash provided/(used) by operating activities		**(59,588)**		**(6,801)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(744)		(744)
Net cash provided/(used) in investing activities		**(744)**		**(744)**
CASH FLOW FROM FINANCING ACTIVITIES				
Loan borrowings		14,943		14,110
Loan repayments		(3,247)		(13,755)
Member contributions into LLC		47,142		-
Member distributions from LLC		-		(4,500)
Net cash provided/(used) by financing activities		**58,838**		**(4,145)**
Change in cash		(1,494)		(11,690)
Cash—beginning of year		3,738		15,428
Cash—end of year	**$**	**2,244**	**$**	**3,738**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	3,397	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-

1. NATURE OF OPERATIONS

The Ollo Group Inc., was originally formed as The Ollo Group LLC on June 19, 2012 in the state of California. On May 21, 2020, the Company converted from The Ollo Group LLC to The Ollo Group Inc., a Delaware C Corporation. The financial statements of The Ollo Group Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Torrance, California.

The Ollo Group Inc manufactures footwear and apparel for the movement sports market. We specialize in the design and creation of footwear and apparel for parkour, freerunning and ninja warrior training. As the first mover brand in this segment and by deeply involving and supporting the community of movement sports athletes, we have gained a loyal following and are widely recognized as the leading footwear option in the parkour and freerunning community.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined on the first-in, and first-out method (FIFO).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	7-10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Ollo Group Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its footwear products.

Cost of sales

Costs of goods sold include the cost of products sold and logistics – shipping in.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $12,428 and $4,207, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 7, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished Goods	$ 6,405	$ 49,764
Total Inventories	**$ 6,405**	**$ 49,764**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Furniture and Equipment	$ 744	$ 744
Property and Equipment, at Cost	**744**	**744**
Accumulated depreciation	(744)	(744)
Property and Equipment, Net	**$ -**	**$ -**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $744 and $744 respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,300,000 shares of common stock consisting of 1,000,000 shares of Class A voting common stock and 300,000 non voting common stock at $0.0001 par value. As of December 31, 2020, 911,025 shares of common stock have been issued and are outstanding.

During May 2020, the Company converted from an LLC to C Corp. As part of the conversion, the Company issued 5,000 shares to the original member and founder William Howes. Subsequent to the conversion, the Company enacted a 1 to 180 stock split whereby the number of outstanding shares was increased from 5,000 to 900,000.

During fourth quarter of 2020, the Company started a crowdfunding campaign. The Company's goal is to raise $1.07 million in return for 214,000 shares. As of December 31, 2020, the Company raised $49,605 gross. The equity issuance costs are $15,369, thus bringing the Company's net raise to $34,236. The funds have not been disbursed as of December 31, 2020, and the related receivable has been recorded in "Crowdfunding receivable" line item on the balance sheet. As a result of the raise, the Company issued 11,025 shares.

Subsequent to December 31, 2020, the Company raised additional $20,660. The issuance costs were $4,113, resulting in a net raise of $16,548. The shares issued are 4,264. The total raise inception to date is $70,265, and the related issuance costs are $19,480, thus bringing the net raise to $50,784 All the funds were received by the Company subsequent to the year end. The total shares issued are 15,289.

Restatement

During fiscal year 2019, the Company recorded a restatement prospectively by recording an adjustment to retained earnings of approximately $13,370. The adjustment pertains to inventory adjustment that should have been recorded in fiscal year 2018.

6. DEBT

Loans

During 2020 and 2019 fiscal years, the Company entered into various loans. The following is the break-out of the outstanding balances for each instrument as of December 31, 2020 and December 31, 2019:

As of Year Ended	2020			2019		
	Current Portion	Non-Current Portion	Total	Current Portion	Non-Current Portion	Total
PayPal Working Capital	$ 6,385	$ -	$ 6,385	$ 8,689	$ -	$ 8,689
EIDL Loan	-	14,000	14,000	-	-	-
Total Loans	**$ 6,385**	**$ 14,000**	**$ 20,385**	**$ 8,689**	**$ -**	**$ 8,689**

Paypal Working Capital

The Company received PayPal forward financing in the amount of $12,000. The loan has a fee of $2,110, bringing the total repayment amount to $14,110. The loan has a repayment percentage of 30% and the company is required to make a minimum payment of $705 every 90 days. The loan is classified as short-term. As of December 31, 2020, and 2019 the outstanding balances are $6,385 and $8,689, respectively.

EIDL Loan

On April 20, 2020, the Company received a loan in the amount of $14,000 from the SBA's New York Business Development Corporation. The loan carries an interest rate of 3.75% per annum and matures on April 20, 2050. As of December 31, 2020, the loan has an outstanding balance of $14,000 out of which $648 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

Period	Amount
2021	648
2022	648
2023	648
2024	648
Thereafter	11,408
Total	**$ 14,000**

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020		2019	
Net Operating Loss	$	(20,385)	$	-
Valuation Allowance		20,385		-
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020		2019	
Net Operating Loss	$	(20,385)	$	-
Valuation Allowance		20,385		-
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $72,159, and the Company had state net operating loss ("NOL") carryforwards of approximately $72,159. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 7, 2021 the date the financial statements were available to be issued.

Subsequent to December 31, 2020, the Company raised additional $20,660. The issuance costs were $4,091, resulting in a net raise of $16,568. The shares issued are 4,264. The total raise inception to date is $70,265, and the related issuance costs are $19,460, thus bringing the net raise to $50,804. All the funds were received by the Company subsequent to the year end. The total shares issued are 15,289.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, William Howes, Principal Executive Officer of The OLLO Group Inc., hereby certify that the financial statements of The OLLO Group Inc. included in this Report are true and complete in all material respects.

William Howes

Principal Executive Officer